As filed with the Securities and Exchange Commission on March 15, 1995
                                                     Registration No. 33-
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                           RJR Nabisco Holdings Corp.
             (Exact name of registrant as specified in its charter)
        Delaware                                     13-3490602
    (State or other                               (I.R.S. Employer
    jurisdiction of                              Identification No.)
    incorporation or
     organization)
                      1301 Avenue of the Americas
                       New York, New York 10019
                            (212) 258-5600
          (Address, including zip code, and telephone number,
   including area code, of registrant's principal executive offices)

                           Jo-Ann Ford, Esq.
               Senior Vice President, Law and Secretary
                      RJR Nabisco Holdings Corp.
                      1301 Avenue of the Americas
                       New York, New York 10019
                            (212) 258-5600
           (Name, address, including zip code, and telephone
          number, including area code, of agent for service)

                              Copies to:
  Jeffrey Small, Esq.                             Charles I. Cogut, Esq.
 Davis Polk & Wardwell                            Simpson Thacher & Bartlett
  450 Lexington Avenue                            425 Lexington Avenue
   New York, New York                             New York, New York 10017
         10017                                     (212) 455-2000
     (212) 450-4000


     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.
                         CALCULATION OF REGISTRATION FEE

                                                                                                Proposed
   Title of each class of                              Proposed maximum       Maximum           Amount of
         securities                 Amount to be        offering price       aggregate        registration
      to be registered               registered          per share(1)      offering price          fee
Common Stock, par value
$.01 per share  . . . . . . .    111,047,230 shares         $ 5.75         $638,521,572.50     $ 220,181.39

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the high and low reported sales prices on March 8, 1995.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file an amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

                   Subject to Completion, Dated March 15, 1995
   PROSPECTUS


          Logo


                                  111,047,230 Shares

                              RJR Nabisco Holdings Corp.

                                     Common Stock
                              (par value $.01 per share)

                                   ________________

   Borden, Inc. ("Borden" or the "Selling Stockholder") may offer from time to time up to 111,047,230 shares of common stock, par value $.01 per share (the "Common Stock" or the "Holdings Common Stock"), of RJR Nabisco Holdings Corp. (the "Company" or "Holdings"). When an offering of all or part of the Common Stock offered hereby is made, a supplement to this Prospectus (the "Prospectus Supplement") will be delivered with this Prospectus. The Prospectus Supplement will set forth the terms of the offering of the Common Stock, the initial offering price and the net proceeds to the Selling Stockholder of the sale thereof. Following the offering of all of the shares of Common Stock which may be offered from time to time hereby, the Selling Stockholder will not own or control any shares of Common Stock.

   The Common Stock is traded on the New York Stock Exchange, Inc. ("NYSE") under the symbol "RN." A recent closing sale price of the Common Stock on the NYSE will be set forth on the cover page of the Prospectus Supplement.


   See "Certain Significant Considerations" in the Prospectus
Supplement for a description of certain factors that should be considered by purchasers of the Common Stock offered hereby.
                           ________________


      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION NOR HAS THE SECURITIES AND
             EXCHANGE COMMISSION OR ANY STATE SECURITIES
                COMMISSION PASSED UPON THE ACCURACY OR
                  ADEQUACY OF THIS PROSPECTUS.  ANY
                    REPRESENTATION TO THE CONTRARY
                        IS A CRIMINAL OFFENSE.
                           ________________

   The Common Stock offered hereby may be sold directly to purchasers or through agents designated from time to time by the Selling
Stockholder or to or through one or more underwriters.  If any agents of the Selling Stockholder or any underwriters are involved in the sale of Common Stock in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any
applicable commissions or discounts will be set forth in the
Prospectus Supplement.
                           ________________


                   The date of this Prospectus
                        is March __, 1995

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there bed any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                           AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Holdings with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and should be available at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, material filed by Holdings can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by Holdings (File No. 1-10215) pursuant to the Exchange Act or the Securities Act, as applicable, are incorporated by reference in this Prospectus:

          1. Holdings' Annual Report on Form 10-K for the year ended December 31, 1994.

          Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in this Prospectus or the Prospectus Supplement, or in any subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

          The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents that are incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to RJR Nabisco, Inc., 1301 Avenue of the Americas, New York, New York 10019 (telephone number (212) 258-5600), Attention: Investor Relations Department.

          The Registration Statement is being filed by Holdings at the request of one or more persons entitled to request the filing pursuant to the terms of a Registration Rights Agreement among Holdings, certain affiliates of Kohlberg Kravis Roberts & Co., L.P. ("KKR") and others dated as of February 9, 1989.


                                   THE COMPANY

     As used herein, "Holdings" or the "Company" means RJR Nabisco Holdings Corp. and its consolidated subsidiaries unless the context otherwise requires.

RJR Nabisco Holdings Corp.

     The operating subsidiaries of Holdings owned through RJR Nabisco, Inc. ("RJRN") comprise one of the largest tobacco and food companies in the world.
In the United States, the tobacco business is conducted by R.J. Reynolds Tobacco Company ("RJRT"), the second largest manufacturer of cigarettes, and the packaged foods business is conducted by Nabisco Holdings Corp. ("Nabisco Holdings") through its wholly-owned subsidiary, Nabisco, Inc. ("Nabisco"), the largest manufacturer and marketer of cookies and crackers. RJRN owns approximately 80.5% of the economic interest and approximately 97.6% of the voting power of Nabisco Holdings. Tobacco operations outside the United States are conducted by R.J. Reynolds Tobacco International, Inc. ("Tobacco International") and packaged food operations outside the United States are conducted by Nabisco International, Inc. ("Nabisco International") and Nabisco Brands Ltd ("Nabisco Brands"), subsidiaries of Nabisco. RJRT's and Tobacco International's tobacco products are sold around the world under a variety of brand names. Food products are sold in the United States, Canada, Latin America and certain other international markets.

Tobacco

     RJRT's largest selling cigarette brands in the United States include WINSTON, DORAL, CAMEL, SALEM, MONARCH and VANTAGE. RJRT's other cigarette brands, including MORE, NOW, BEST VALUE, STERLING, MAGNA and CENTURY, are marketed to meet a variety of smoker preferences. All RJRT brands are marketed in a variety of styles. Tobacco International operates in over 160 markets around the world and is the second largest of two international cigarette producers that have significant positions in the American Blend segment of the international tobacco market.

Food

     Nabisco's domestic operations represent one of the largest packaged food businesses in the world. Through its domestic divisions, Nabisco manufactures and markets cookies, crackers, snack foods, hard and bite-size candy, gum, nuts, hot cereals, margarine, pet foods, dry-mix dessert products and other grocery products under established and well-known trademarks, including OREO, CHIPS AHOY!, NEWTONS, SNACKWELL'S, RITZ, PREMIUM, LIFE SAVERS, PLANTERS, A.1, GREY POUPON, MILK-BONE, ORTEGA, CREAM OF WHEAT, FLEISCHMANN'S and BLUE BONNET. Nabisco International is also a leading producer of powdered dessert and drink mixes, biscuits, baking powder and other grocery items, industrial yeast and bakery ingredients in many of the 17 Latin American countries in which it has operations. Nabisco Brands conducts Nabisco's Canadian operations through a biscuit division, a grocery division and a food service division. Excluding private label brands, the biscuit division produced nine of the top ten cookies and nine of the top ten crackers in Canada in 1994.

     RJRN was acquired in 1989 by an indirect, wholly owned subsidiary of Holdings at the direction of KKR. KKR is a private investment firm organized as a Delaware limited partnership.

     The principal executive office of Holdings is located at 1301 Avenue of Americas, New York, New York 10019; its telephone number is (212) 258-5600.

Recent Developments

     On March 10, 1995, Nabisco filed with the Securities and Exchange Commission a registration statement on Form S-4 (Registration No. 33-90224) (the "Form S-4 Registration Statement") pursuant to which RJRN intends to offer to exchange (the "Exchange Offers") up to $1,917,650,000 aggregate principal amount of newly-issued notes and debentures (the "New Notes") of Nabisco for any and all of the $1,917,650,000 aggregate principal amount of certain outstanding notes and debentures issued by RJRN (the "Old Notes"). As part of the Exchange Offers, RJRN is soliciting consents from holders of Old Notes to certain proposed amendments to the indentures pursuant to which the Old Notes were issued.

     Concurrently with the Exchange Offers, RJRN also intends to solicit consents from holders of $3,584,500,000 aggregate principal amount of outstanding debt securities other than the Old Notes to certain proposed amendments to the indentures pursuant to which such debt securities were issued (the "Other Securities Consent Solicitations"). Fees will be paid to holders of such other securities who consent to such amendments.

     The Exchange Offers, the Other Securities Consent Solicitations and other related transactions are designed, among other things, to enable Nabisco to obtain long-term debt financing independent of RJRN and to reduce intercompany debt.

     The New Notes will initially be issued by Nabisco to RJRN in exchange for a reduction of a portion of intercompany debt owed to RJRN. Nabisco expects to use the proceeds of borrowings under its bank credit facilities to repay the remainder of its intercompany debt. Such borrowings may be refinanced through the issuance of intermediate-term notes. As a result of these transactions, although the unconsolidated debt of RJRN will be substantially reduced and the intercompany debt owed to RJRN will be eliminated, the consolidated debt of RJRN will remain approximately the same as before the transactions.

     Any New Notes issued pursuant to the Exchange Offers will be unsecured and unsubordinated obligations of Nabisco and will rank pari passu with all existing and future unsecured and unsubordinated indebtedness of Nabisco.

     The Exchange Offers and Other Securities Consent Solicitations are subject to a number of conditions, including the amendment or replacement of certain credit agreements of RJRN and Nabisco. RJRN has reserved the right to terminate the transactions contemplated by the Form S-4 Registration Statement, to waive conditions to the consummation of such transactions and otherwise to modify the terms of such transactions or of the Exchange Offers or the Other Securities Consent Solicitations. Accordingly, no assurance can be given that such transactions will be consummated or that they will consummated on the terms described in the Form S-4 Registration Statement on file with the Commission on the date hereof, which has not yet been declared effective by the Commission.

     The Form S-4 Registration Statement has not been declared effective by the Commission, and no offer or sale in respect of the securities proposed to be registered thereunder will be made until such Form S-4 Registration Statement becomes effective.

                 Summary Historical Consolidated Financial Data

     The summary consolidated financial data presented below as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994 for Holdings were derived from the historical consolidated financial statements of Holdings and notes thereto (the "Holdings Consolidated Financial Statements"), incorporated herein by reference, which have been audited by Deloitte & Touche LLP, independent auditors. In addition, the summary consolidated financial data presented below as of December 31, 1992, 1991 and 1990 and for the years ended December 31, 1991 and 1990 were derived from the audited consolidated financial statements of Holdings as of December 31, 1992, 1991 and 1990 and for the years ended December 31, 1991 and 1990, which are not presented or incorporated by reference herein. The data presented below should be read in conjunction with the Holdings Consolidated Financial Statements and notes thereto incorporated herein by reference.



                                                      For the Years Ended December 31,
                                    --------------------------------------------------------------------
(Dollars in Millions Except Per
  Share Amounts)                        1994          1993          1992          1991          1990
                                    -----------   -----------   -----------   -----------     ----------
Results of Operations
  Net sales . . . . . . . . . . .     $15,366       $15,104       $15,734       $14,989       $13,879
                                      -------       -------       -------       -------       -------
  Cost of products sold . . . . .       6,977         6,640         6,326         6,088         5,652
  Selling, advertising,
    administrative and general
    expenses  . . . . . . . . . .       5,210         5,731         5,788         5,358         4,801
  Amortization of trademarks and
    goodwill  . . . . . . . . . .         629           625           616           609           608
  Restructuring expense . . . . .          --           730           106            --            --
                                       ------        ------        ------        ------        ------
    Operating income(1)                 2,550         1,378         2,898         2,934         2,818
  Interest and debt expense . . .      (1,065)       (1,209)       (1,449)       (2,217)       (3,176)
  Other income (expense), net . .        (110)          (58)            7           (69)          (44)
                                       ------        ------        ------        ------        ------
    Income (loss) from
      continuing operations
      before income taxes . . . .       1,375           111         1,456           648          (402)
  Provision (benefit) for income
    taxes . . . . . . . . . . . .         611           114           680           280            60
                                       ------        ------        ------        ------        ------
    Income (loss) from
      continuing operations . . .         764            (3)          776           368          (462)
  Extraordinary item--(loss) gain
    on early extinguishments of
    debt, net of income taxes . .        (245)         (142)         (477)           --            33
                                       ------        ------        ------        ------        ------
  Net income (loss) . . . . . . .         519          (145)          299           368          (429)
  Preferred stock dividends . . .         131            68            31           173            50
                                       ------        ------        ------        ------        ------
  Net income (loss) applicable
    to common stock . . . . . . .      $  388        $ (213)       $  268        $  195        $ (479)
                                       ======        ======        ======        ======        ======
Per Share Data
  Income (loss) before
    extraordinary item per
    common and common equivalent
    share(2)  . . . . . . . . . .      $ 0.41        $(0.05)       $ 0.55        $ 0.22        $(1.19)
                                       ======        ======        ======        ======        ======
  Pro forma income (loss) before
    extraordinary item per
    common and common equivalent
    share(3)  . . . . . . . . . .      $ 2.06        $(0.26)       $ 2.73        $ 1.10        $
                                                                                               (5.93)
                                       ======        ======        ======        ======        ======
  Dividends per share of Series
    A Preferred Stock(4)  . . . .       $2.92         $3.34         $3.34         $0.49            --
  Dividends per share of Series
    C Preferred Stock(4)  . . . .        3.94            --            --            --            --

Balance Sheet Data
  (at end of periods)
  Working capital(5)  . . . . . .     $(1,231)       $  202        $  730        $  165       $(1,089)
  Total assets  . . . . . . . . .      31,408        31,295        32,041        32,131        32,915
  Total debt(5) . . . . . . . . .      11,149        12,448        14,218        14,531        18,918
  Redeemable preferred stock(6) .          --            --            --            --         1,795
  Stockholders' equity(7) . . . .      10,908         9,070         8,376         8,419         2,494

- ----------------

(1) The 1992 amount includes a gain of $98 million on the sale of the ready-to-eat cold cereal business.

(2) The loss before extraordinary item per common and common equivalent share reported for the year ended December 31, 1993 would have increased by $.17 per share if the weighted average number of shares of Series A Depositary Shares (as defined below) outstanding during the period had been excluded from the earnings per share calculation.

(3) Amounts reflect a one-for-five reverse split approved by the Board of Directors of Holdings which will be submitted to Holdings' stockholders for approval at its annual meeting in April 1995.

(4) On November 8, 1991, Holdings issued 52,500,000 shares of Series A Conversion Preferred Stock, par value $.01 per share ("Series A Preferred Stock"), and sold 210,000,000 $.835 depositary shares (the "Series A Depositary Shares"), each of which represented one-quarter of a share of Series A Preferred Stock. On May 6, 1994, Holdings issued 26,675,000 shares of Series C Conversion Preferred Stock, par value $.01 per share (the "Series C Preferred Stock"), and sold 266,750,000 Series C Depositary Shares (the "Series C Depositary Shares"), each of which represented one-tenth of a share of Series C Preferred Stock. On November 15, 1994, each outstanding Series A Depositary Share converted into one share of Holdings Common Stock.

(5) Working capital at December 31, 1994 included $1.35 billion of borrowings under a credit agreement dated as of December 6, 1994 among Nabisco and the lenders named therein, a substantial portion of which was used in connection with the refinancing of certain debt. On January 26, 1995, such borrowings were substantially reduced through the application of approximately $1.2 billion of net proceeds received from the initial public offering of 51,750,000 shares of Nabisco's Class A Common Stock.

(6) On December 16, 1991, an amendment to the Amended and Restated Certificate of Incorporation of Holdings was filed which deleted the provisions providing for the mandatory redemption of the redeemable preferred stock of Holdings on November 1, 2015. Accordingly, such securities were presented as a component of Holdings' stockholders' equity as of December 31, 1992 and 1991. Such securities were redeemed on December 6, 1993.

(7) Holdings' stockholders' equity at December 31 of each year from 1994 to 1990 includes non-cash expenses related to accumulated trademark and goodwill amortization of $3.644 billion, $3.015 billion, $2.390 billion, $1.774 billion and $1.165 billion, respectively.



                See Notes to Holdings Consolidated Financial Statements
                        incorporated herein by reference.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is listed and principally traded on the NYSE (Symbol: RN). The following table sets forth the high and low sales prices per share of the Common Stock as reported on the NYSE Composite Tape.




Fiscal Year                                      High               Low
- -----------                                      ----              -----

    1993
First Quarter . . . . . . . . . . . .. .   $     9 1/4        $   7 5/8
Second Quarter  . . . . . . . . . . .. .         8 1/8            5 1/8
Third Quarter . . . . . . . . . . . .. .         5 7/8            4 1/2
Fourth Quarter  . . . . . . . . . . .. .         7 3/8            4 3/8
    1994
First Quarter . . . . . . . . . . . .. .   $     8 1/8        $   5 5/8
Second Quarter  . . . . . . . . . . .. .             7            5 1/2
Third Quarter . . . . . . . . . . . .. .         7 1/8            5 5/8
Fourth Quarter  . . . . . . . . . . .. .         7 1/4            5 5/16
    1995
First Quarter (through
  March 14, 1995) . . . . . . . . . .. .   $         5        $       6


     At January 31, 1995, there were 1,362,133,648 shares of Common Stock outstanding held by approximately 65,000 stockholders of record. A recent reported closing sale price on the NYSE for shares of the Common Stock will be set forth on the cover page of the Prospectus Supplement.

     The Board of Directors of Holdings has approved a one-for-five reverse split of the Common Stock, which will be submitted to Holdings' stockholders for approval at its annual meeting in April 1995. If approved, the reverse stock split would result in a dividend and earnings per share that are five times higher with a corresponding reduction in the number of shares outstanding.

     Holdings has indicated that, under normal circumstances, it does not plan to issue additional equity securities for purposes of balance sheet improvement.

     The Board of Directors of the Company has declared the first regular quarterly cash dividend on the Common Stock of $.075 per share, or $.30 per share on an annualized basis. The dividend is payable April 1, 1995 to stockholders of record on March 10, 1995.

     In addition, Holdings has announced certain policies affecting dividends on the Common Stock. One policy provides that Holdings will limit, until December 31, 1998, the aggregate amount of cash dividends on its capital stock. Under this policy, during that period Holdings will not pay any extraordinary cash dividends and will limit the amount of its cash dividends, cash distributions and repurchases for cash of capital stock and subordinated debt to an amount equal to the sum of $500 million plus (i) 65% of Holdings' cumulative consolidated net income before extraordinary gains or losses and restructuring charges and (ii) net cash proceeds of up to $250 million in any year from the sale of capital stock of Holdings or its subsidiaries (other than proceeds from the initial public offering of the common stock of Nabisco Holdings) to the extent used to repay, purchase or redeem debt or preferred stock. Another policy provides that Holdings will not declare a dividend or distribution to its stockholders of the shares of capital stock of a subsidiary before December 31, 1996. Another policy sets forth the intention of Holdings that it will not make such a distribution prior to December 31, 1998 if that distribution would cause the ratings of the senior indebtedness of RJRN to be reduced from investment grade to non-investment grade or if, after giving effect to such distribution, any publicly held senior indebtedness of the distributed company would not be rated investment grade. There is no assurance that any such distribution will take place. Additional policies provide that an amount equal to the net cash proceeds from any issuance and sale of equity by Holdings or from any sale outside the ordinary course of business of material assets owned or used by subsidiaries in the tobacco business, in each case before December 31, 1998, will be used either to repay, purchase or redeem consolidated indebtedness or to acquire properties, assets or businesses to be used in existing or new lines of business and that an amount equal to the net cash proceeds of any secondary sale of shares of Nabisco before December 31, 1998 will be used to repay, purchase or redeem consolidated debt. No assurance can be given that Holdings will issue or sell any equity or sell any material assets outside the ordinary course of business. See "Description of Holdings Capital Stock--Contractual and Policy Restrictions on Payment of Dividends."

     RJRN's credit agreement, dated as of December 1, 1991, as amended (the "1991 Credit Agreement"), and its credit agreement, dated as of April 5, 1993, as amended (the "1993 Credit Agreement" and, together with the 1991 Credit Agreement, the "Credit Agreements") restrict cash dividends and other distributions on the Common Stock. In addition, the $1.5 billion short-term credit facility (the "Nabisco Credit Agreement") of Nabisco restricts the payment of dividends to RJRN. RJRN and Nabisco expect to amend or replace the Credit Agreements and the Nabisco Credit Agreement, respectively, in connection with the Exchange Offers, Other Securities Consent Solicitation and related transactions. The amended or replacement credit facilities may contain similar limitations on dividends and distributions. See "Description of Holdings Capital Stock--Contractual and Policy Restrictions on Payment of Dividends."

     The timing, amount and form of future dividends, if any, will depend, among other things, upon the effect of applicable restrictions on the payment of dividends, results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by the Board of Directors of Holdings.
                                 USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Common Stock offered by the Selling Stockholder.


                      DESCRIPTION OF HOLDINGS CAPITAL STOCK

     The authorized capital stock of Holdings consists of 2,200,000,000 shares of Common Stock and 150,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). As of January 31, 1995, 1,362,133,648 shares of Common Stock were outstanding. As of such date, 42,010,690 shares of Preferred Stock were outstanding, of which 50,000 shares were Series B Cumulative Preferred Stock (the "Series B Preferred Stock"), 26,675,000 shares were Series C Preferred Stock and 15,285,690 shares were ESOP Convertible Preferred Stock (the "ESOP Preferred Stock").

     The following is a description of the terms of the capital stock of Holdings. This description does not purport to be complete and is qualified in its entirety by reference to Holdings' Amended and Restated Certificate of Incorporation, as amended (the "Holdings Certificate of Incorporation"), which has been incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part and is incorporated by reference herein. Holdings believes that the summaries of the Holdings Certificate of Incorporation set forth below are accurate and complete summaries of the material terms of such instruments.

Common Stock

     Each share of Common Stock is entitled to one vote at all meetings of stockholders of Holdings for the election of directors of Holdings and on all other matters. Dividends may be paid to the holders of Common Stock when, as and if declared by the Board of Directors of Holdings out of funds legally available therefor. The Common Stock has no preemptive or similar rights. Holders of Common Stock are not liable to further call or assessment. Upon liquidation, dissolution or winding up of the affairs of Holdings, any assets remaining after provision for payment of creditors (and any liquidation preference of any outstanding preferred stock) would be distributed pro rata among holders of the Common Stock.

     On February 15, 1995, the Board of Directors of the Company declared the first regular quarterly cash dividend on the Common Stock of $.075 per share, or $.30 per share on an annualized basis. The dividend is payable April 1, 1995 to stockholders of record on March 10, 1995. The timing, amount and form of future dividends, if any, will depend, among other things, upon the effect of applicable restrictions on the payment of dividends, results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by the board of directors of Holdings. See "Description of Holdings Capital Stock--Contractual and Policy Restrictions on Payment of Dividends."

     The Common Stock is listed on the NYSE. First Chicago Trust Company of New York is the registrar and transfer agent for the Common Stock.


                                 Preferred Stock

Series B Preferred Stock

     Each share of Series B Preferred Stock is entitled to receive, when, as and if declared by the Board of Directors of Holdings, out of funds legally available therefor, cumulative preferential cash dividends at the rate per annum of 9.25%, payable quarterly in arrears. On and after August 19, 1998, Holdings, at its option upon not less than 30 nor more than 60 days' notice, may redeem shares of the Series B Preferred Stock, as a whole or in part, at any time, at a redemption price equivalent to $25,000 per share, plus accrued and unpaid dividends thereon to the date fixed for redemption, without interest, to the extent Holdings will have funds legally available therefor.

     The Series B Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption. The Series B Preferred Stock is not convertible into, or exchangeable for, shares of any other class or series of stock of Holdings.

     The holders of the Series B Preferred Stock do not have any voting rights, except as otherwise provided by law and under certain other limited circumstances.

     Upon any voluntary or involuntary liquidation, dissolution or winding up of Holdings, holders of Series B Preferred Stock will be entitled to receive $25,000 per share, plus an amount equal to any accrued and unpaid dividends, before any distribution is made on any class of junior securities, including Common Stock.

Series C Preferred Stock

     Each share of Series C Preferred Stock is entitled to receive, when, as and if declared by the Board of Directors of Holdings, out of funds legally available therefor, cumulative preferential cash dividends accruing at a rate of $6.012 per annum, payable quarterly in arrears. Each share of Series C Preferred Stock will mandatorily convert into ten shares of Common Stock on May 15, 1997, subject to adjustment in certain events (the "Series C Common Stock Equivalent"), plus accrued and unpaid dividends on the Series C Preferred Stock until the date of conversion. In addition, each share of Series C Preferred Stock may be redeemed by Holdings, in whole or in part, at any time or from time to time prior to the mandatory conversion date at a redemption price to be paid in shares of Common Stock (or following certain circumstances, other consideration), plus accrued and unpaid dividends. The optional redemption price declines from $112.286 per share by $.01656 per share on each day following May 6, 1994 to $95.246 per share on March 15, 1997, and is $94.25 thereafter (the "Call Price").

     Immediately prior to a merger or consolidation of Holdings (other than a merger or consolidation of Holdings with or into a wholly owned subsidiary of Holdings) that results in the conversion or exchange of Common Stock into other securities or property, outstanding Series C Preferred Stock may be converted at the option of Holdings into (i) shares of Common Stock at a rate equal to the Series C Common Stock Equivalent (currently ten shares for each share of Series C Preferred Stock), in effect immediately prior to such merger or consolidation, plus (ii) the right to receive an amount in cash (which may, at the option of Holdings, be payable in shares of Common Stock) equal to all accrued and unpaid dividends on such Series C Preferred Stock to and including the Settlement Date, plus (iii) the right to receive an amount of cash (which may, at the option of Holdings, be payable in shares of Common Stock) initially equal to $18.036 per share, declining by $.01656 on each day following May 6, 1994 to $.996 on March 15, 1997 and equal to zero thereafter. The shares of Common

Stock issuable under clause (i) above will be reduced, if necessary, so that the value of the aggregate consideration described in clauses (i) and (iii) above does not exceed the Call Price on the Settlement Date. Alternatively, Holdings may cause the Series C Preferred Stock to remain outstanding or convert into a substantially similar security of Holdings or of the entity issuing the consideration in such merger or consolidation. In that event, each holder of a share of Series C Preferred Stock may elect to convert the Series C Preferred Stock into Common Stock at a rate equal to the Series C Common Stock Equivalent immediately prior to the merger or consolidation (provided that the number of shares of Common Stock issuable will be reduced, if necessary, so that the value of such shares does not exceed the Call Price on the Settlement Date), plus the right to receive an amount of cash (which may, at the option of Holdings, be payable in shares of Common Stock) equal to all accrued and unpaid dividends on such Series C Preferred Stock to and including the Settlement Date.

     If Holdings has recommended acceptance of (or has expressed no opinion and is remaining neutral toward) a tender offer which would result in the ownership by the bidder (or an affiliate of the bidder) of more than 50% of the then outstanding Common Stock, then each holder of Series C Preferred Stock will have the option to convert such shares, in whole (but not in part), into Common Stock at the Series C Common Stock Equivalent in effect at the close of business on the day prior to the date of expiration or termination of such tender offer; provided that the number of shares of Common Stock issuable upon such conversion will be reduced if necessary, so that the value of such shares does not exceed the Call Price on such date.

     If Holdings distributes to holders of Common Stock the capital stock of a subsidiary representing all or substantially all of either of Holdings' two present principal lines of business (the "Spinoff Company"), Holdings will (subject to the final sentence of this paragraph) convert each share of Series C Preferred Stock into one-half of a share of the existing Series C Preferred Stock and one-half of a share of a substantially equivalent security of the Spinoff Company. In such case, the conversion rate per share of the new Series C Preferred Stock will be equal to a fraction, of which the numerator will be the product of the market price of Common Stock prior to the distribution and the Series C Common Stock Equivalent and of which the denominator will be the excess of the market price of Common Stock prior to the distribution over the market value of a share of the Spinoff Company. The conversion rate per share of the new security of the Spinoff Company will be equal to a fraction, of which the numerator will be the product of the market price of Common Stock prior to the distribution and the Series C Common Stock Equivalent and of which the denominator will be the market value of a share of the Spinoff Company. Alternatively, Holdings may elect to distribute to each holder of Series C Preferred Stock the number of shares of capital stock of the Spinoff Company that such holder would have been entitled to receive if the Series C Preferred Stock had been converted to Common Stock immediately prior to the distribution at the Series C Common Stock Equivalent then in effect. In the event that either (a) the fair value of the shares of the Spinoff Company distributed are greater than or equal to 95% of the market price of Common Stock prior to the distribution or (b) the record date for the distribution is fixed less than twenty-one trading days prior to such record date, then Holdings must elect to distribute the shares of the Spinoff Company to the holders of the shares of Series C Preferred Stock in accordance with the preceding sentence.

     Holders of Series C Preferred Stock have the right, voting together with the holders of Common Stock (and any other class of capital stock of Holdings entitled to vote together with the Common Stock, including the ESOP Preferred Stock) as one class, to vote in the election of directors and upon each other matter coming before any meeting of the stockholders on the basis initially of one vote (equal to one-tenth of the Series C Common Stock Equivalent) for each Series C Preferred Stock held; provided that the holders of Series C Preferred Stock are not entitled to vote on any increase or decrease in the number of authorized shares of any class or classes of stock. In the event dividends on all series of Preferred Stock, including the Series C Preferred Stock, were in arrears and unpaid for six quarterly periods, the holders of Series C Preferred Stock, together with the holders of all other outstanding series of Preferred Stock entitled to vote thereon, would be entitled to elect two additional directors to the Board of Directors of Holdings until all cumulative dividends on all series of Preferred Stock, have been paid or declared and set aside for payment; provided that such directors may not have exceeded 25% of the total Board of Directors or be less than one director. While such holders are entitled to elect two directors, they would not be entitled to participate with the holders of Common Stock in the election of any other directors, but would have continued to vote with the holders of Common Stock upon each other matter coming before any meeting of the stockholders.

     Upon any voluntary or involuntary liquidation, dissolution or winding up of Holdings, holders of Series C Preferred Stock will be entitled to receive $60.50 per share, plus an amount equal to any accrued and unpaid dividends, before any distribution is made on any class of junior securities, including Common Stock.

ESOP Preferred Stock

     Each share of ESOP Preferred Stock is entitled to receive, when, as and if declared by the Board of Directors of Holdings, out of funds legally available therefor, cumulative cash dividends at a rate of 7.8125% of stated value per annum ($1.25 per annum) at least until April 10, 1999, payable semi-annually in arrears. Each share of ESOP Preferred Stock is convertible into one share of Common Stock, subject to adjustment in certain events. The ESOP Preferred Stock is redeemable at the option of Holdings, in whole or in part, at any time on or after April 10, 1999, at an initial optional redemption price of $16.25 per share, declining thereafter on an annual basis in the amount of $.125 a year to $16 per share on April 10, 2001, plus accrued and unpaid dividends. Under certain other circumstances, the ESOP Preferred Stock is subject to redemption at any time. Holders of ESOP Preferred Stock have voting rights which are generally consistent with those of the holders of Series C Preferred Stock.

     Upon any voluntary or involuntary liquidation, dissolution or winding up of Holdings, holders of ESOP Preferred Stock will be entitled to receive $16.00 per share, plus an amount equal to any accrued and unpaid dividends, before any distribution is made on any class of junior securities, including Common Stock.

Contractual and Policy Restrictions on Payment of Dividends

     Holdings is subject to various contractual restrictions on its ability to pay dividends on its Preferred Stock and Common Stock.

     Under the Credit Agreements, Holdings may (i) issue shares of Common Stock upon the exercise of any warrants or options or upon the conversion or redemption of any convertible or redeemable preferred stock and, in connection with any such exercise, conversion or redemption, Holdings may pay cash in lieu of issuing fractional shares of Common Stock; (ii) if no event of default existed under the Credit Agreements, repurchase Common Stock (and/or options or warrants in respect thereof) pursuant to, and in accordance with the terms of, management and/or employee stock plans; (iii) if no event of default existed under the Credit Agreements, declare and pay, or otherwise effect, any other cash dividend or other dividend or distribution, or repurchase or redeem any capital stock, provided that the aggregate amount of such dividends, distributions, repurchases and redemptions, when added to all dividends, distributions, repurchases and redemptions made in accordance with this clause
(iii) after November 22, 1994, would not exceed an amount equal to the sum of
(x) $1 billion plus (y) 50% of the sum of (A) consolidated net income of Holdings and its subsidiaries for the period (taken as one accounting period) from January 1, 1995 to the last day of the last fiscal quarter of Holdings then ended plus (B) all losses from debt retirement deducted in determining consolidated net income of Holdings and its subsidiaries for the period referred to in clause (A) above plus (z) the aggregate cash proceeds (net of underwriting discounts and commissions) received by Holdings after November 22, 1994 from issuances of its equity securities (provided that the aggregate amount of such aggregate net cash proceeds received in any twelve-month period shall be deemed not to exceed $250 million for purposes of this clause (iii)(z)), in each case determined at the time of the declaration thereof, provided that such dividend, distribution or redemption payment was paid within 45 days of the making of such declaration; (iv) issue and exchange shares of any class or series of its common stock now or hereafter outstanding for shares of any other class or series of its common stock now or hereafter outstanding; and (v) in connection with any reclassification of its common stock and any exchange permitted by clause (v) above, pay cash in lieu of issuing fractional shares of any class or series of its common stock. The Nabisco Credit Agreement also limits payment of dividends by Nabisco to $300 million plus 50% of the cumulative consolidated net income of Nabisco commencing January 1, 1995. RJRN and Nabisco expect to amend or replace the Credit Agreements and the Nabisco Credit Agreement, respectively, in connection with the Exchange Offers, Other Securities Consent Solicitation and related transactions. The amended or replacement credit facilities may contain similar limitations on dividends and distributions.

     In addition to the contractual restrictions referred to above, the Board of Directors of Holdings has adopted a policy, under which Holdings will limit, until December 31, 1998, the aggregate amount of cash dividends on its Capital Stock. Under this policy, Holdings:

          (a) will not pay any extraordinary cash dividends;

          (b) will not make any Restricted Payment if, after giving effect to such Restricted Payment, the aggregate amount expended for all Restricted Payments subsequent to December 31, 1994 exceeds the sum of (i) $500 million, plus (ii) 65% of Consolidated Net Income of Holdings on a cumulative basis subsequent to December 31, 1994, plus (iii) aggregate cash proceeds of up to $250 million received in any year subsequent to December 31, 1994 by Holdings or a Subsidiary from the issuance and sale (other than to a Subsidiary) of Holdings' or such Subsidiary's Capital Stock (or of other securities that are subsequently converted into or exchanged for Holdings' or such Subsidiary's Capital Stock) (other than proceeds from the initial public offering of common stock of Nabisco Holdings), it being understood that any aggregate net cash proceeds from any issuance and sale of any Capital Stock will be counted only up to the amount of any indebtedness or preferred stock of Holdings or any Subsidiary that has been repaid, purchased, redeemed or otherwise acquired for value by Holdings or any Subsidiary within one year before or after such issuance and sale. If Holdings or a Subsidiary repays, purchases, redeems or otherwise acquires for value indebtedness or preferred stock of Holdings or a Subsidiary in exchange for Capital Stock of Holdings or a Subsidiary, Holdings or such Subsidiary shall be deemed to have received the net cash proceeds equal to the market value of the Capital Stock so issued in exchange (such market value to be determined by Holdings' Board of Directors, whose good faith determination shall be conclusive);

          (c) will use an amount equal to the net cash proceeds received prior to December 31, 1998 from (i) the issuance and sale by Holdings of any Capital Stock (other than to a Subsidiary or current, future or former directors, officers or employees of Holdings or any Subsidiary (or their estates or beneficiaries under their estates)) or (ii) any sale outside the ordinary course of business of material assets owned or used by any of its Subsidiaries in the tobacco business (other than to another Subsidiary) either to repay, purchase, redeem or otherwise acquire for value indebtedness of Holdings or a Subsidiary or to acquire properties, assets or businesses to be used in existing or new lines of business of Holdings or its Subsidiaries; and

          (d) will use an amount equal to the net cash proceeds received by Holdings or RJRN prior to December 31, 1998 from the sale to third parties of shares of common stock of Nabisco held by either of them to repay, purchase, redeem or otherwise acquire for value indebtedness of Holdings or a Subsidiary.

     The foregoing policy will not prevent the payment of a cash dividend within 90 days of its declaration if, at the time of declaration, such payment would have complied with the foregoing policy or the purchase, redemption, acquisition, cancellation or other retirement for value of Capital Stock, options on Capital Stock, stock appreciation rights or similar securities held by current, future or former directors, officers or employees of Holdings or any Subsidiary or certain trusts or estates for their benefit.

     Holdings has also adopted a policy to the effect that it will not declare a dividend or distribution on its Capital Stock prior to December 31, 1996 that is paid in Capital Stock of a Subsidiary owned by Holdings or a Subsidiary and that it is its intent not to make such a distribution to its stockholders prior to December 31, 1998 if (a) such distribution would cause the ratings of RJRN's publicly held senior indebtedness to be reduced from investment grade to non-investment grade or (b) any publicly held senior indebtedness of the distributed Subsidiary would, after giving effect to such distribution, be rated non-investment grade.

     For purposes of the foregoing policies:

          "Capital Stock" means any and all shares, interests, participations or other equivalents (however designated) of capital stock and any rights (other than debt securities convertible into capital stock), warrants or options to acquire such Capital Stock.

          "Consolidated Net Income" of Holdings means, for any period, the aggregate consolidated net income of Holdings and its Subsidiaries for such period, determined on a consolidated basis in accordance with generally accepted accounting principles as in effect from time to time, adjusted by excluding (to the extent not otherwise excluded in calculating consolidated net income) any net extraordinary gain or net extraordinary loss, as the case may be, and any restructuring charges.

          "Restricted Payment" means (i) any payment of any cash dividend or distribution by Holdings on its Capital Stock, (ii) any purchase, redemption or other acquisition for cash by Holdings of its Capital Stock (other than any such purchase, redemption or acquisition for value in exchange for, or in an amount equal to the proceeds of, an offering of Capital Stock of Holdings or any Subsidiary or, in the case of Holdings' Series B Preferred Stock or any other non-convertible preferred stock of Holdings outstanding from time to time), for indebtedness of Holdings or any Subsidiary and (iii) any purchase, redemption or other acquisition for cash by Holdings of any Subordinated Debt prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment (other than any such purchase, redemption or other acquisition for value in exchange for, or in an amount equal to the proceeds of, an offering of Capital Stock or Subordinated Debt of Holdings or any Subsidiary).

           "Subordinated Debt" means any indebtedness of Holdings or any Subsidiary which by its terms is expressly subordinated in right of payment to any other indebtedness of Holdings or any Subsidiary, provided, however, that the term Subordinated Debt shall not include any intercompany indebtedness.

          "Subsidiary" means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the Board of Directors or other persons performing similar functions are at the time directly or indirectly owned by Holdings.

Certain Statutory and By-law Provisions

     Holdings is subject to the "business combination" statute of the Delaware General Corporation Law (the "DGCL"). In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (a) prior to such date the Board of Directors of the corporation approved either the "business combination" or the transaction which resulted in the stockholder becoming an "interested stockholder," (b) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (c) on or subsequent to such date the "business combination" is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes mergers, certain stock or asset sales and certain other transactions resulting in a financial benefit to, or increase in voting power held by, the "interested stockholders." An "interested stockholder" is a person who, together with affiliates and associates, owns (or if such person is an affiliate or associate of the corporation within three years, did own) 15% or more of the corporation's voting stock.

     Holdings' By-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or to bring other business before an annual meeting of stockholders of Holdings. The By-laws provide that only persons who are nominated by, or at the direction of, the Board of Directors of Holdings or any committee designated by the Board of Directors of Holdings, or by a stockholder who has given timely written notice to the Secretary of Holdings prior to the meeting at which directors are to be elected, will be eligible for election as directors of Holdings. The By-laws also provide that in order to properly submit any business to an annual meeting of stockholders, a stockholder must give timely written notice to the Secretary of Holdings of such stockholder's intention to bring such business before such meeting. Generally, for notice of stockholder nominations or other business to be made at an annual meeting to be timely under the By-laws, such notice must be received by Holdings (i) not less than 120 days nor more than 150 days before the first anniversary date of Holdings' proxy statement in connection with the last annual meeting of stockholders or (ii) if no annual meeting was held in the previous year or the date of the applicable annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, not less than a reasonable time, as determined by the Board of Directors of Holdings, prior to the date of the applicable annual meeting.
Under the By-laws, a stockholder's notice must also contain certain information specified in the By-laws.

     The provisions described above, together with certain terms of Holdings outstanding Preferred Stock and its ability to issue additional Preferred Stock, may have the effect of delaying stockholder actions with respect to certain business combinations and the election of new members of the Board of Directors of Holdings. As such, the provisions could have the effect of discouraging open market purchases of Common Stock because they may be considered disadvantageous by a stockholder who desires to participate in a business combination or elect a new director.


                               SELLING STOCKHOLDER

     Prior to the offering of any shares of Holdings Common Stock pursuant to this Prospectus, Borden beneficially owns 111,047,230 shares of Holdings Common Stock, representing approximately 8.15% (6.52% on a fully diluted basis) of the outstanding shares of Holdings Common Stock as of January 31, 1995. After the offering of all of the shares of Holdings Common Stock which may be offered from time to time hereby, the Selling Stockholder will not own or control any shares of Holdings Common Stock. As described further under "Plan of Distribution," the Selling Stockholder may issue securities which are convertible, exchangeable or redeemable at some future date into or for all or a portion of the shares of the Holdings Common Stock owned by the Selling Stockholder.

     The Selling Stockholder is wholly owned by affiliates of KKR, and received the shares of Holdings Common Stock to be offered pursuant to this Prospectus from such affiliates. Following the sale of all of the shares of Holdings Common Stock that may be offered hereby, KKR and its affiliates will own or control fewer than 0.1% of the outstanding shares of Holdings Common Stock as of January 31, 1995. Currently, seven of Holdings' sixteen directors are partners of KKR. None of the nominees for election to Holdings' Board of Directors at Holdings' annual meeting in April 1995 are partners of KKR.


                              PLAN OF DISTRIBUTION

     The Company has been advised that the distribution of the Common Stock by the Selling Stockholder may be effected in and/or outside the United States:
(i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; (iii) through agents; or (iv) in the event that the Selling Stockholder issues securities of its own which are convertible, exchangeable or redeemable for or into shares of Holdings Common Stock, upon conversion, exchange or redemption of such securities of the Selling Stockholder. The Prospectus Supplement with respect to the Common Stock being offered (the "Offered Shares") will set forth the terms of the offering of the Offered Shares, including the name or names of any underwriters or agents, the purchase price of the Offered Shares and the proceeds to the Selling Stockholder from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     The Company has been further advised that, if underwriters are used in the sale, the Offered Shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Common Stock may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Common Stock will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters, will be set forth on the cover of such Prospectus

Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Offered Shares will be subject to conditions precedent and the underwriters will be obligated to purchase all the Offered Shares if any are purchased.

     If dealers are utilized in the sale of Offered Shares in respect of which this Prospectus is delivered, the Company has been advised that the Selling Stockholder will sell such Offered Shares to the dealers as principals. The dealers may then resell such Offered Shares to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     In addition, the Company has been advised that the Common Stock may be sold directly by the Selling Stockholder or through agents designated by the Selling Stockholder from time to time. Any agent involved in the offer or sale of the Offered Shares in respect of which this Prospectus is delivered will be named, and any commissions payable by the Selling Stockholder to such agent will be set forth, in the Prospectus Supplement.

     Agents and underwriters may be entitled under agreements entered into with the Company and the Selling Stockholder to indemnification by the Company and the Selling Stockholder against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, may engage in transactions with, or perform services for, the Company and the Selling Stockholder in the ordinary course of business.

     In connection with the sale of the Common Stock, underwriters or agents may be deemed to have received compensation from the Selling Stockholder in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Common Stock for whom they may act as agent. Underwriters or agents may sell the Common Stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

     Any underwriters, dealers or agents participating in the distribution of the Common Stock may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Common Stock may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.


                                  LEGAL MATTERS

     The validity of the Common Stock being offered hereby will be passed upon for Holdings by Jo-Ann Ford, Senior Vice President, Law and Secretary of Holdings and for the underwriters, brokers or agents by counsel to such underwriters, brokers or agents. Ms. Ford owns options to purchase shares of Common Stock which represent less than 0.1% of the currently outstanding shares of Common Stock.

                                     EXPERTS

     The consolidated financial statements of Holdings as of December 31, 1994 and 1993 and for each of the years in the three year period ended December 31, 1994 incorporated in this Prospectus by reference from Holdings' Annual Report on Form 10-K for the year ended December 31, 1994 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

          The following table sets forth the expenses in connection with the issuance and distribution of the Common Stock being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except the SEC registration fee.

Registration Fee  . . . . . . . . . . . . . .      $ 220,181.39
Blue Sky fees and expenses  . . . . . . . . .         15,000.00
Printing and engraving expenses . . . . . . .        200,000.00
Legal fees and expenses . . . . . . . . . . .         25,000.00
Accounting fees and expenses  . . . . . . . .         10,000.00
Miscellaneous . . . . . . . . . . . . . . . .         10,000.00
                                                   ------------
    Total . . . . . . . . . . . . . . . . . .      $ 480,181.39
                                                   ============


Item 15. Indemnification of Directors and Officers.

          Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise.
The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

          In accordance with the Delaware Law, the Certificate of Incorporation of the Company contains a provision to limit the personal liability of the directors of the Company for violations of their fiduciary duty. This provision eliminates each director's liability to the Company or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

          Article IV of the Amended and Restated By-Laws of the Company provides for indemnification of the officers and directors of the Company to the full extent permitted by applicable law.

Item 16. Exhibits.


Exhibit No.                Description
- -----------                -----------

    *1.1        Form of Purchase Agreement.

    *5.1        Opinion of Jo-Ann Ford regarding the
                legality of the securities being
                registered.

    *23.1       Consent of Deloitte & Touche LLP,
                Independent Auditors for RJR Nabisco
                Holdings Corp. and RJR Nabisco, Inc.

    *23.2       Consent of Jo-Ann Ford (included in her
                opinion filed as Exhibit 5.1).

    *24.1       Powers of Attorney of Charles M. Harper,
                Stephen R. Wilson, Robert S. Roath, John
                T. Chain, Jr., Julius L. Chambers, John
                L. Clendenin, James H. Greene, Jr., H.
                John Greeniaus,  James W. Johnston, Henry
                R. Kravis, John G. Medlin, Jr., Paul E.
                Raether, Lawrence R. Ricciardi, Rozanne
                L. Ridgeway, Clifton S. Robbins, George
                R. Roberts, Scott M. Stuart and Michael
                T. Tokarz.

_________________
* Filed herewith

Item 17. Undertakings.

     The undersigned Registrant hereby undertakes:

     (a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the
- --------  -------
Registration Statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) (1) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, March 15, 1995.


                                   RJR Nabisco Holdings Corp.

                                   By /s/ Jo-Ann Ford
                                     -----------------------
                                     Title: Senior Vice President, Law
                                             and Secretary


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on March 15, 1995.

          Signature                     Title
          ---------                     -----
          *
............................  Chairman of the Board and Chief
     (Charles M. Harper)      Executive Officer (principal
                               executive officer) and Director
          *
............................  Executive Vice President and Chief
     (Stephen R. Wilson)      Financial Officer (principal
                               financial officer)
          *
............................  Senior Vice President and
      (Robert S. Roath)       Controller (principal accounting
                                officer)
          *
............................  Director
     (John T. Chain, Jr.)

          *
............................  Director
     (Julius L. Chambers)

          *
............................  Director
     (John L. Clendenin)

          *
............................  Director
     (James H. Greene, Jr.)

          *
............................  Director
     (H. John Greeniaus)

          *
............................  Director
     (James W. Johnston)

          *
............................  Director
     (Henry R. Kravis)

          *
............................  Director
     (John G. Medlin, Jr.)

          *
............................  Director
     (Paul E. Raether)

          *
............................  Director
     (Lawrence R. Ricciardi)

          *
............................  Director
     (Rozanne L. Ridgway)

          *
............................  Director
     (Clifton S. Robbins)

          *
............................  Director
     (George R. Roberts)

          *
............................  Director
     (Scott M. Stuart)

          *
............................  Director
     (Michael T. Tokarz)


                                        /s/ Jo-Ann Ford
                                   *  By: ........................
                                          Jo-Ann Ford
                                          Attorney-in-fact

                                  EXHIBIT INDEX


Exhibit No.                        Description                              Page
- -----------                        -----------                              ----

            *1.1        Form of Purchase Agreement.

            *5.1        Opinion of Jo-Ann Ford regarding the
                        legality of the securities being
                        registered.

            *23.1       Consent of Deloitte & Touche LLP,
                        Independent Auditors for RJR Nabisco
                        Holdings Corp. and RJR Nabisco, Inc.

            *23.2       Consent of Jo-Ann Ford (included in her
                        opinion filed as Exhibit 5.1).

            *24.1 Powers of Attorney of Charles M. Harper, Stephen R. Wilson, Robert S. Roath, John
                        T. Chain, Jr., Julius L. Chambers, John
                        L. Clendenin, James H. Greene, Jr., H.
                        John Greeniaus,  James W. Johnston, Henry
                        R. Kravis, John G. Medlin, Jr., Paul E.
                        Raether, Lawrence R. Ricciardi, Rozanne
                        L. Ridgeway, Clifton S. Robbins, George
                        R. Roberts, Scott M. Stuart and Michael
                        T. Tokarz.

_________________
* Filed herewith




                                        i